Exhibit 4.7

January 26, 2004

Mr. Gad Tobaly
60 Coves Run
Oyster Bay Cove, NY 11791

Dear Gad,

        On behalf of InfoVista Corporation, it is a pleasure to extend an offer of employment to you for the position of President and Chief Operating Officer. You will report directly to me and will be based out of our office in Herndon, Virginia. You will be responsible for overseeing the day-to-day operations of the company. All departments report to you with the exception of G&A and R&D.

        Your annual base salary will be $200,000 for the position of President and Chief Operating Officer, payable in accordance with InfoVista Corporation's standard payroll practices for salaried employees. If you are promoted to the position of Chief Executive Officer, your annual base salary will be $250,000.

        In addition to this annual base salary, you will be provided with a yearly bonus of $250,000 on revenue target. The bonus is earned proportionally to the attainment of the revenue target. A prorated monthly or quarterly cash advance of 50% of the bonus will be paid and recouped at Fiscal Year end (June 30, 2004).

        For Q3FY04 and Q4FY04, respectively 100% and 70% of the bonus is guaranteed. Revenue target is as per current budget for FY04 and 40M euros for FY05.

        In addition, you will receive an additional 2.5% of the Earnings Before Income Taxes, Depreciation and Amortization (EBITDA) of the company (as calculated by the finance department). Bonuses are paid on a quarterly basis.

        You will receive around 3% equity ownership in InfoVista consisting of stock options (this is around 600,000 options) at strike price under the following conditions:

  •
  250,000 stock options will be allocated to you during the next Board of Directors meeting.

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  You will receive an additional 350,000 stock options when you assume the role of CEO.

        More stock options will be granted to you according to the company stock option plan.

        As a Full-time employee, you will be entitled to participate in our medical, dental, life insurance, disability, 401(k) and other benefit programs as outlined in the enclosed Employee Benefits Summary. You will accrue four weeks of vacation a year. You will also be given a monthly car allowance of $800.00.

        You should move to Herndon, Virginia (or to the Northern Virginia/Washington Metropolitan area) by the end of the current fiscal year (June 2004) at the latest. InfoVista will reimburse appropriate moving and short term housing expenses. InfoVista will reimburse you for the rental of a comfortable one/two bedroom flat, as well as reasonable weekend commuting travel costs between New York City and Washington, D.C. until June 30, 2004. By June 2004, this housing allowance will be reviewed for the benefit of both InfoVista and yourself.

        You will be required to spend a minimum of one month in Paris at the InfoVista headquarters to meet with me and the rest of the management team. Your expenses will be reimbursed per company policy.

        In the event of early termination of your employment by InfoVista, you will receive three (3) months of base salary as well as three months of insurance (health, dental, and vision) if the termination is made within the first six months of employment. If your employment is terminated by InfoVista after six months of employment, you will receive twelve (12) months of base salary and twelve (12) months of insurance (health, dental, and vision). You will also be eligible to a full-accelerated vesting for your stock options. Discharge may be for cause only. No severance would be paid in the event of termination for cause or if you voluntarily resign.

        Your employment with InfoVista Corporation will be "at will." When you begin employment, you will receive an orientation package outlining our employee policies and benefits. You will be required at that time to sign our Confidentiality Agreement and Employee Handbook Acknowledgement.

        We are pleased that you will be joining our staff on January 26, 2004. We comply with the Immigration Reform and Control Act (IRCA). Therefore, please be prepared to provide proof of identification that meets the Federal requirements of identity and legal right to work in the United States. A list of acceptable documents is enclosed. You may choose to provide one document from List A or one document from List B and one from List C.

        We are confident that your professional goals will be met by your employment with InfoVista Corporation and look forward to having you as a member of our team. If the terms of this offer of employment meet with your approval, please sign where indicated below on this letter and return the original to me by close of business January 26, 2004 keeping a copy for your records. If you have any questions, please feel free to contact me at 33-1-64867960.

Sincerely,
/s/ ALAIN TINGAUD Alain Tingaud Chairman and CEO
Enclosure
I agree to the terms and conditions of this offer of employment:
/s/ GAD TOBALY Gad Tobaly